ALFRED G. SMITH Member Florida Bar (305) 379-9147 Direct Telephone (305) 381-9982 Direct Facsimile	E-Mail Address: asmith@shutts.com

March 28, 2011

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC  20549
Mail Stop 3010
Attention:  Kevin Woody, Accounting Branch Chief

Re:	Miller Industries, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2010
File Number 001-05926

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the "Commission") on behalf of Miller Industries, Inc. (the "Company") in response to the staff's letter of March 1, 2011 regarding the Company's Form 10-K for the fiscal year ended April 30, 2010 (the "Form 10-K").

Set forth below in italics are each of the comments contained in the staff's letter, followed by each of the Company's responses.  These items are set forth in the order in which they appear in the staff's letter.

Form 10-K for the Fiscal Year Ended April 30, 2010:

Item 9A Controls and Procedures, page 10

1.	Explain to us why you have not included management’s report on internal control over financial reporting. Reference is made to Item 308 of Regulation S-K.

Response:

The Company inadvertently omitted management’s report on internal control or financial reporting.  The Company will file an amendment to its Form 10-K to include the report.

1500 Miami Center ● 201 South Biscayne Boulevard, Miami, Florida 33131 ● ph 305.358.6300 ● fx 305.381.9982 ● www.shutts.com

MIAMI     FORT LAUDERDALE     WEST PALM BEACH     ORLANDO     TAMPA     TALLAHASSEE     AMSTERDAM

Securities and Exchange Commission
March 28, 2011

Financial Statements

Note C – Income Taxes, page F-14

2.
We note your disclosure that your valuation allowance was increased by approximately $103,500 for the year ended April 30, 2010.  However, it appears that the valuation allowance was decreased by approximately $162,000 during the year.  Please explain the apparent discrepancy to us.  In addition, please explain to us in detail your rationale for decreasing the valuation allowance by $162,000 during the year.

Response:

As noted in your letter, Note C contained a statement that “the Company’s valuation allowance increased by $(103,500) in 2010”.  This statement was inaccurate.  The Company intended to state that its total deferred tax assets increased by $103,600 in 2010.  The Company will file an amendment to its Form 10-K to correct this statement.

The rationale for the decrease in the valuation allowance was as follows:

The Company determines its valuation allowance at the end of each fiscal year based upon a forecast of its estimated future taxable income.  The forecast prepared for the 2009 fiscal year reflected estimated taxable income of $29,122 for the six years ending April 30, 2015.  This resulted in estimated taxes of $10,950 (utilizing a tax rate of 37.6%).  This in turn resulted in a valuation allowance at April 30, 2009 of $166,135, in order to reduce the gross deferred tax asset of $177,135 to $11,000.

The forecast prepared for the 2010 fiscal year reflected estimated taxable income of $304,442 for the three fiscal years ending April 30, 2013.  This resulted in estimated taxable income of $114,410 (utilizing a tax rate of 37.6%).  This in turn resulted in a valuation allowance of $4,150 at April 30, 2010 (in order to reduce the gross deferred asset of $118,650 to $114,500).

The reason for the substantial change in the valuation allowance was the substantial increase in the Company’s forecasted taxable income between 2009 and 2010.  In this connection, during the fiscal year 2010, the Company was able to reduce expenses by approximately 32% from the level of expenses in fiscal 2009, which substantially increased projected income.

Note H – Stock Option Agreement, Page F-18

3.	Please explain to us your rationale for setting your volatility at 44.6% when calculating the fair value of the modified award during February 2010.

1500 Miami Center ● 201 South Biscayne Boulevard, Miami, Florida 33131 ● ph 305.358.6300 ● fx 305.381.9982 ● www.shutts.com

MIAMI     FORT LAUDERDALE     WEST PALM BEACH     ORLANDO     TAMPA     TALLAHASSEE     AMSTERDAM

Securities and Exchange Commission
March 28, 2011

Response:

The Company calculated volatility utilizing the Black Scholes method.  A copy of the Company’s calculation of volatility is attached.

Exhibits

4.
We note that Exhibits 31.1 and 31.2.  Please revise future filings to ensure the certifications required by Exchange Act Rule 13a-14(a) are in the exact form set forth in Item 601(b)(31) of Regulation S-K.  In this regard, without limitation, please (i) revise to state “certifying officers(s) and I” in paragraphs 4 and 5, (ii) refer to “our” conclusions in paragraph 4(c), and (iii) delete the word “the” prior to “internal control” in paragraph 5(a).

Response:

The Company will ensure that the certifications in future filings comply with Rule 13a-14(a).

_____________________________________________

Pursuant to the request of the staff, attached to this letter is a statement from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (305) 379-9147.

Sincerely yours,
/s/ Alfred G. Smith, II
Alfred G. Smith, II
Enclosures

cc:	Mr. Angelo Napolitano

1500 Miami Center ● 201 South Biscayne Boulevard, Miami, Florida 33131 ● ph 305.358.6300 ● fx 305.381.9982 ● www.shutts.com

MIAMI     FORT LAUDERDALE     WEST PALM BEACH     ORLANDO     TAMPA     TALLAHASSEE     AMSTERDAM

Securities and Exchange Commission
March 28, 2011

Statement by the Company

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Miller Industries, Inc.

By: /s/  Angelo Napolitano
Angelo Napolitano

Dated:  March 28, 2011

1500 Miami Center ● 201 South Biscayne Boulevard, Miami, Florida 33131 ● ph 305.358.6300 ● fx 305.381.9982 ● www.shutts.com

MIAMI     FORT LAUDERDALE     WEST PALM BEACH     ORLANDO     TAMPA     TALLAHASSEE     AMSTERDAM

MILLER INDUSTRIES
BLACK SCHOLES COMPUTATION
For Reduction of Exercise Price on February 22, 2010

	Price of Stock	% Change

02/22/10	0.04
01/31/10	0.04	1	0
10/31/09	0.04	1	0
07/31/09	0.04	1	0
04/30/09	0.04	1	0
01/31/09	0.045	1.125	0.117783036
10/31/08	0.045	1	0
07/31/08	0.045	1	0
04/30/08	0.06	1.333333	0.287682072
01/31/08	0.06	1	0
10/31/07	0.1	1.666667	0.510825624
07/31/07	0.18	1.8	0.587786665
04/30/07	0.08	0.444444	-0.810930216
01/31/07	0.08	1	0
10/31/06	0.14	1.75	0.559615788
07/31/06	0.14	1	0
04/30/06	0.09	0.642857	-0.441832752
01/31/06	0.09	1	0
10/31/05	0.12	1.333333	0.287682072
07/31/05	0.04	0.333333	-1.098612289
04/30/05	0.05	1.25	0.223143551
01/31/05	0.05	1	0

			0.223143551